Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Hercules Offshore, Inc.:

We consent to the use of our report dated July 7, 2011, with respect to the consolidated balance sheets of Seahawk Drilling, Inc. as of December 31, 2010 and 2009, and the related consolidated and combined statements of operations, net parent funding and stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010, incorporated herein by reference.

Our report contains an explanatory paragraph that states that prior to August 24, 2009 (the Spin-off Date), the combined financial statements have been prepared from the separate records maintained by Seahawk Drilling, Inc.’s former parent, Pride International, Inc., and may not necessarily be indicative of the conditions that would have existed or the results of operations if Seahawk Drilling, Inc. had been operated as an unaffiliated entity.

In addition, our report contains an explanatory paragraph that states that Seahawk Drilling, Inc. and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code on February 11, 2011 and sold substantially all operating assets and liabilities to Hercules Offshore, Inc. on April 27, 2011. These conditions and events raise substantial doubt about Seahawk Drilling, Inc.’s ability to continue as a going concern. The consolidated and combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Houston, Texas

May 21, 2014